January 13, 2020

Vicente Reynal
Chief Executive Officer
Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, WI 53202

       Re: Gardner Denver Holdings, Inc.
           Registration Statement on Form S-4
           Filed December 30, 2019
           File No. 333-235748

Dear Mr. Reynal:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-4 Filed on December 30, 2019

Exhibits

1. Please provide revised tax opinions for Exhibits 8.1 and 8.2 that opine on the material tax consequences of the transactions. Currently, these opinions provide a legal conclusion as it relates to one or more Internal Revenue Code provisions, but opine on the accuracy of the disclosure in the registration statement rather than the material tax consequences. For guidance, please refer to Section III.C.1 and 2 of CF Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vicente Reynal
Gardner Denver Holdings, Inc.
January 13, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Lisa Haynes
Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameVicente Reynal                            Sincerely,
Comapany NameGardner Denver Holdings, Inc.
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